PDC 2004-D LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
September 21, 2010
Melissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549

Re:	PDC 2004-D Limited Partnership
Schedule 13E-3/A filed by PDC 2004-D Limited Partnership, Petroleum
Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum,
Barton R. Brookman, Jr. and Daniel W. Amidon
Filed September 9, 2010
File No. 005-85566

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
File September 9, 2010
File No. 000-51221
Dear Ms. Duru:
This letter responds to the telephonic communication received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) at approximately 2:00 p.m. (New York time) on September 17, 2010 regarding (i) the Schedule 13E-3/A filed on September 9, 2010 by PDC 2004-D Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) the Partnership’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on September 9, 2010.
During our telephone conversation on September 17, 2010, you reissued Comment No. 10 of the Commission’s comment letter dated September 1, 2010 to the Partnership. We acknowledge your comment and have added language in the latest version of the Partnership’s Proxy Statement to address each of the factors referenced in Item 1014 of Regulation M-A in reasonable detail. For your convenience, we have attached as Annex A to this letter marked pages providing the revised disclosure that we will incorporate in the section entitled “Fairness of the Merger; Recommendation of the Special Committee” in the definitive version of the Partnership’s Proxy Statement.
If you have any questions with respect to this letter and information provided herein, please do not hesitate to call the undersigned, Dan Amidon, at (303) 831-3925.
Thank you for your assistance.
Sincerely yours,
/s/ Dan Amidon

Annex A
Marked Changes to the Proxy Statement
Fairness of the Merger; Recommendation of the Special Committee
     The special committee, on behalf of PDC in its capacity as the managing general partner of the partnership, has approved the merger agreement, has determined that the merger is advisable and in the best interests of the partnership and reasonably believes that the merger is fair to the investors, each of whom is unaffiliated with PDC. In making these determinations, each member of the special committee, on behalf of PDC in its capacity as the managing general partner of the partnership, has relied upon his own business judgment and analysis based on a variety of factors. These factors included:
•	the form and amount of consideration offered to the partners;

•	the comparison of the cash payments in the merger to the diminished future cash distributions otherwise expected as oil and gas production continues to decline;

•	the increasing complexity of and cost of complying with accounting rules and regulations and SEC reporting obligations;

•	expectations regarding future commodity prices; and

•	the elimination after the merger of investors’ tax preparation costs relating to partnership tax information.
     The special committee also considered certain procedural aspects of the proposed merger transaction in the course of evaluating the fairness to the unaffiliated investors. At the insistence of the special committee, the proposed merger is structured so that approval of a majority of unaffiliated investors is required in order to consummate the transaction. Moreover, the board of directors of PDC formed the special committee for the purpose of acting on behalf of the unaffiliated investors in negotiating the terms of the proposed merger transaction. The special committee consists solely of independent directors of PDC, none of whom are employees of PDC or PDC Affiliates. In connection with the transaction, the special committee also engaged its own legal counsel, Buchanan Ingersoll, and its own financial advisor, Houlihan Lokey, to provide advice to the special committee independent of PDC and its advisors. The special committee met several times with Buchanan Ingersoll and Houlihan Lokey, independent of the PDC board of directors, to review and with the assistance of these advisors, evaluated and, based on its evaluation, approved the proposed merger transaction.
     In addition, in the course of reaching its decision regarding the proposed merger transaction, the special committee considered the financial analysis reviewed and discussed with the special committee by representatives of Houlihan Lokey, as well as the oral opinion of Houlihan Lokey to the special committee on June 4, 2010 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) with respect to the fairness to the unaffiliated holders of limited partnership interests from a financial point of view of the consideration to be received by the unaffiliated holders of limited partnership interests in the proposed merger pursuant to the merger agreement. In evaluating the substantive fairness of the proposed merger transaction, the special committee considered the implied valuation reference ranges indicated by Houlihan Lokey’s selected companies, selected transactions and discounted cash flow analyses. The special committee noted that the merger consideration was generally below or within the implied valuation reference ranges indicated by those analyses. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, the special committee did not make separate or quantifiable judgments regarding Houlihan Lokey’s individual valuation analyses but viewed the analyses, taken together, as supportive of its conclusion that the merger was fair to the unaffiliated holders of limited partnership interests. The special committee did not view the implied valuation reference range indicated by any analyses as a controlling factor in its evaluation of the substantive fairness of the merger because, among other things, the implied valuation reference ranges indicated by Houlihan Lokey’s analyses were illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, Houlihan Lokey’s analyses did not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the partnership’s control and the control of Houlihan Lokey. The special committee also recognized that while such analyses were informative and useful, much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses were inherently subject to substantial uncertainty.
     In reaching its conclusion as to fairness, the special committee did not consider historical or current prices for the limited partnership units held by the investors, including previous purchases by PDC, because the special committee believed that those transactions were not regular in their frequency and occurred in an illiquid and limited market. The special committee, in part, based its evaluation of historical and current limited partnership unit prices on the fact that the partnership’s limited partnership units are not traded on a national stock exchange or in any other significant market. Additionally, purchases made by PDC generally would have occurred pursuant to the 4.0X Put Right and determined under different financial conditions which had limited relevance to the proposed transaction. Moreover, because of various market events and market uncertainty, the partnership’s production is currently hedged at a significantly lower price compared to previous periods. As a result, historical purchases by PDC reflected the value of higher natural gas hedging prices that PDC had previously achieved for the partnership, but which are not currently available for the partnership for future periods. Therefore, PDC repurchases did not provide comparable information that was useful to the special committee.
     The special committee did not consider the partnership’s net book value, pre-merger going concern value, or liquidation value in evaluating the fairness of the merger to the investors because the special committee believed that the implied valuation reference ranges for indicated selected companies, selected transactions and discounted cash flow analyses that it did consider were the most relevant metrics for its consideration and therefore focused its attention on those factors. As such, the special committee did not believe that the partnership’s net book value, pre-merger going concern value or liquidation value were material or relevant to a determination of the substantive fairness of the merger.
     More specifically, the special committee did not believe that the net book value of the partnership was material to its conclusion regarding the fairness of the merger because the special committee believed that net book value is indicative of historical financial position but is not necessarily a useful indicator of the current or future value. The special committee also did not establish a pre-merger going concern value for the partnership’s equity for the purpose of determining the fairness of the merger because it believed that a going concern value was not an indicative measure of value as compared to those factors noted above that the special committee did consider. In reaching its conclusion as to fairness, the special committee also did not consider the liquidation value of the partnership because it considers the partnership to be a viable going concern and that, as the special committee understood it, the liquidation of the partnership was not considered to be a viable course of action based on PDC’s desire for the partnership to continue to conduct its business and remain an integral component of PDC’s overall strategy regardless of whether the merger is consummated.
     In addition, the special committee did not consider offers made by unaffiliated persons during the last two years, as the special committee is unaware of any such offers being made to the special committee during that time.
     The special committee encourages you to vote FOR the proposals to approve the amendment and the merger agreement and FOR any proposal to adjourn or postpone the special meeting to a later date, including an adjournment or postponement to solicit additional proxies if, at the special meeting, the number of limited partnership units present or represented by proxy and voting in favor of the approval of the merger agreement or the amendment to the partnership agreement is insufficient to approve the merger agreement or the amendment of the partnership agreement, respectively.